LIMITED LIABILITY COMPANY AGREEMENT
OF
UNDESERT CORPORATION INVESTMENTS SPV LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT ("**Agreement**") of UNDESERT CORPORATION INVESTMENTS SPV LLC, a Delaware corporation *("Company"),* is made and entered into as of [ ], 2021 (the *"Effective Date"),* by and among the Company and the persons executing this Agreement, as Members.

ARTICLE 1

ORGANIZATION

Section 1.1   Formation; Name. The Members hereby enter into this Agreement for the purpose of setting forth the rights and obligations of the Members. The name of the Company shall be Undesert Corporation Investments SPV LLC.

Section 1.2   Certificate of Formation. The Certificate of Formation of the Company was filed with the office of the Secretary of State of the State of Delaware on December 2, 2021. Each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the qualification of the Company as a limited liability company in Delaware.

Section 1.3   No State Law Partnership; Liability to Third Parties. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purpose other than federal and state tax purposes, and that this Agreement not be construed to suggest otherwise. Except as otherwise specifically provided in the Act, no Member shall be liable for the debts, obligations or liabilities of the Company or any other Member, including under a judgment, decree or order of a court.

ARTICLE 2

INCORPORATION OF EXHIBITS

Section 2.1   Definitions. Capitalized terms used in this Agreement and defined in this Agreement shall have the meaning given to such terms where so defined. Certain definitions of general application are set forth in **Exhibit A** which is attached to and is part of this Agreement.

Section 2.2   Tax Regulatory Provisions. Certain provisions relating to compliance with the Code and Income Tax Regulations and related definitions are set forth in **Exhibit B** which is attached to and is part of this Agreement.

Section 2.3   Members, Capital Contributions.   The Manager shall maintain all necessary books and records to reflect the admission or withdrawal of a Member; a change in a Member's address; the sale, grant, issuance, redemption or transfer of Units in accordance with this Agreement; or the receipt of Capital Contributions; and any such change shall be effective as of the date of the event necessitating such change.

1

ARTICLE 3

PURPOSES AND POWERS, PRINCIPAL OFFICE, REGISTERED AGENT, PERIOD OF DURATION AND MEMBER LIST

Section 3.1   Purpose and Powers.   The Company has been organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding). In addition, the Company shall have all of the powers granted to a limited liability company under the laws of the State of Delaware, including, without limitation, the powers specifically enumerated in the Act.

Section 3.2   Principal Office.   The initial principal office of the Company is located at 3283 Walnut Street, Suite B, Los Alamos, NM 87544. The principal office of the Company may be relocated from time to time by the Manager, and the Company may have such other offices as the Manager shall determine.

Section 3.3   Registered Agent; Registered Office.   The registered agent of the Company in the State of Delaware shall be the Capitol Services, Inc.. or such other agent as the Manager may from time to time appoint. The registered office of the Company in the State of Delaware shall be at 108 Lakeland Avenue, in the City of Dover, County of Kent, Delaware, 19904, or at such other place or places as may be designated from time to time by the Manager.

Section 3.4   Period of Duration.   The Company as herein constituted shall be perpetual unless earlier dissolved or terminated pursuant to law or the provisions of this Agreement.

ARTICLE 4

MEMBERSHIP, DISPOSITIONS OF INTERESTS; RESTRICTIONS ON TRANSFER

Section 4.1   Members and Units.

(a)   The Members shall be admitted to the Company as Members of the Company effective as of the date hereof or subsequent admission of Members upon the approval of the Manager.

(b)   Subject to the terms of this Agreement, the Company is authorized to issue membership interests in the Company designated as *"Units,"* which shall constitute limited liability company interests under the Act and shall consist of one (1) class of common membership interests *("Common Units")*, with the rights, powers and duties and other terms set forth in this Agreement. Each holder of Common Units shall be a *"Common Member."* All Units issued in accordance with the requirements of this Agreement shall be duly authorized and validly issued Units of the Company upon the recording of such issuance in the books and records of the Company.

(c)   Common Units are nonvoting interests and may be issued to any Person approved by the Manager.

2

(d)   Any Person who, with the approval of the Manager, makes a Capital Contribution to the Company or has received Units shall be deemed for all purposes to have executed a counterpart of this Agreement and agreed to become a Member and shall be deemed for all purposes to be a Member and, thereupon, shall be (i) entitled to exercise all of the rights granted to Members hereunder and (ii) deemed to have assumed all of the obligations and liabilities of a Member hereunder.

(e)   The Company may, to the extent consistent with equity crowdfunding laws and regulations, issue additional Common Units (including but not limited to interests in profits, convertible debt, equity, and other securities) which issuance may reduce the interest in the Company of the Member(s).

(f)   Notwithstanding anything to the contrary, the Company will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the crowdfunding issuer are deemed to be co-issuers under the Securities Act (15 U.S.C. 77a et seq.)

(g)   Notwithstanding anything to the contrary, no Member shall have any right or rights otherwise granted herein, the exercise of which would cause the Member, the Company, or Undesert Corporation Investments SPV LLC to violate in any way laws and regulations pertaining to equity crowdfunding, including but not limited to 17 CFR Part 227 and 17 CFR § 270.3a-9. No provision in this Agreement shall be interpreted in such a way as to require action inconsistent with such equity crowdfunding laws and regulations; in the event that any provision of the Agreement is adjudicated to be inconsistent then it shall be considered void and legally severable from this Agreement.

Section 4.2   Restriction on Transfers. Except as otherwise permitted by this Agreement, no Member may Transfer all or any portion of its Units unless approved in writing by the Manager.

Section 4.3   Non-Restricted Voluntary Transfers of Units. Subject to the conditions and restrictions set forth in **Section 4.4** below, and contingent upon approval by the Manager, the Units of any Member may be Transferred (a *"Permitted Transfer"*) solely in accordance with any of the following:

(a)   A Member who is a natural person may during such Member's life, Transfer all or part of such Member's Units to one or more members of such Member's family and/or to a trust, family limited partnership or limited liability company substantially for the benefit of one or more members of such Member's family; provided, however, that the recipient acknowledges and agrees to the terms forth in **Section 4.4(e)** of this Agreement.

(b)   A Member that is a partnership, corporation, limited liability company, trust or similar entity (each, an *"Entity Member"*) may Transfer all or any portion of such Entity Member's Units to (i) one or more partners, shareholders, members, beneficiaries or similar owners of or investors in such Entity Member (each, an *"Entity Member Owner"*), (ii) any member of an Affiliated group of corporations within the meaning of Section 1504 of the Code that includes such Entity Member, or (iii) a trust substantially for the benefit of (x) one or more Entity Member Owners, or (y) one or more members of the families of such

Entity Member Owners; provided, however, that the recipient acknowledges and agrees to the terms forth in **Section 4.4(e),** of this Agreement.

(c)   A Member may Transfer all or any portion of its Units to the Company.

(d)   As used in this Agreement, *"family"* shall mean and include only the spouse, children, grandchildren (whether natural or adopted), siblings or parents of a Member.

Any Transfer of a Unit made pursuant to this Section shall be made only in such manner as to provide control of such Unit by a competent legal entity or adult, and so as not to vest control of any Units in any minor or other legally incompetent person.

Section 4.4   Conditions to Permitted Transfers.   A Transfer will not be treated as a Permitted Transfer unless and until the following conditions are satisfied:

(a)   The transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate (including irrevocable Proxy) in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In all cases, the Company will be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b)   The transferor and transferee will furnish the Company with the transferee's taxpayer identification number, and any other information necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company will not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Units until it has received such information.

(c)   Either (i) such Units will be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (ii) the transferor will provide, upon the Company's reasonable request, an opinion of counsel, which opinion and counsel will be reasonably satisfactory to the Company, to the effect that such Transfer will be exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(d)   The transferor may grant to any transferee of Units pursuant to a Permitted Transfer the right to become a substitute Member with respect to the Units transferred *("Substitute Member").*

(e)   All transferees hereunder shall be bound by the terms of this Agreement in the same manner as the transferors, and, with regard to Permitted Transfers made pursuant to **Sections 4.3 (a)** or **(b)** hereof, the transferred Units shall still be deemed to be owned by the transferring Member for all purposes of **Sections 4.8, 4.9, 4.10** and **4.11** hereof and the transferees of such Units agree to be bound by the provisions thereof.

4

Section 4.5   Prohibited Transfers.

(a)   Any purported Transfer of a Unit that is not a Permitted Transfer and that is not made pursuant to this **Article 4,** will be null and void and of no effect whatsoever unless approved by the Manager; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer, the Interest transferred will be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Interest, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations or liabilities for damages that the transferor or transferee of such Interest may owe to the Company and neither the transferee nor the transferor will have any rights as to the management of the Company or any other rights with respect to such transferred Units.

(b)   In the case of a Transfer or attempted Transfer of a Unit that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer will be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities, and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liabilities and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

Section 4.6   Application of Article 8 of the Uniform Commercial Code: Representations: Legend.

(a)   Each Unit shall constitute a "security" within the meaning of, and be governed by, Article 8 of the Uniform Commercial Code as in effect in the State of Delaware.

(b)   Each Member hereby represents and warrants to the Company that such Member's acquisition of a Unit hereunder is made for such Member's own account and not for resale or distribution of such Unit. Each Member further hereby agrees that the following legend may be placed upon any counterpart of this Agreement and the certificate, or any other document or instrument evidencing ownership of a Unit:

THE SECURITIES REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND NONE OF SUCH SECURITIES, NOR ANY INTEREST THEREIN, MAY BE SOLD, TRANSFERRED, ASSIGNED, MADE THE SUBJECT OF ANY SECURITY INTEREST, OR OTHERWISE DISPOSED OF, UNLESS THE COMPANY SHALL FIRST HAVE RECEIVED AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH SECURITIES OR INTEREST THEREIN, AND THE PROPOSED DISPOSITION THEREOF, ARE THE SUBJECT OF A CURRENTLY EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAW, OR THAT REGISTRATION UNDER SUCH ACT AND LAW IS NOT REQUIRED IN CONNECTION WITH SUCH DISPOSITION.

Section 4.7   Distributions and Allocations with Respect to Transferred Units.   If any Unit is Transferred during any accounting period in compliance with the provisions of this **Article**

5

4, Profits, Losses, each item thereof, and all other items attributable to the transferred Unit for such period will be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Company. All distributions on or before the later of the date of such Transfer or the date that Company has been provided in the notice of the Transfer, will be made to the transferor, and all distributions thereafter will be made to the transferee. Solely for purposes of making such allocations and distributions, the Company will recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that if the Company does not receive a notice stating the date such Unit was Transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the accounting period during which the Transfer occurs, then all of such items will be allocated, and all distributions will be made, to the Member who, according to the books and records of the Company, on the last day of the accounting period during which the transfer occurs, was the owner of the Unit. Neither the Company nor any Member will incur any liability for making allocations and distributions in accordance with the provisions of this **Section 4.7,** whether or not the Company has knowledge of any Transfer of ownership of any Unit.

Section 4.8   Withdrawal. No Member may voluntarily withdraw from the Company. In the event a Member involuntary withdraws from the Company (a *"Withdrawing Member"),* the Company shall have the right, but not the obligation, to purchase such Withdrawing Member's Units, and the Withdrawing Member shall sell his Units to the Company if the Company exercises its right under this Section, for a price and upon the terms set forth herein. In such event, the purchase price for the Withdrawing Member's Units for purposes of this **Section 4.8** shall be the amount mutually agreed by the Withdrawing Member and the Manager. The purchase price of such Withdrawing Member's Units shall be paid to the Withdrawing Member in accordance with the provisions of **Section 4.11.** Except as provided in this **Section 4.8,** no Withdrawing Member shall be entitled to receive any payment or distribution from the Company in connection with such Withdrawing Member's withdrawal from the Company, and in the event that the Company does not purchase the Units of a Withdrawing Member, such Withdrawing Member shall thereafter be deemed to be an Assignee of a Member who has not been admitted to the Company as a Member, and accordingly, shall have no rights hereunder other than the right to receive distributions made by the Company in respect of his Units. The Company may assign its rights under this **Section 4.8** with respect to a particular Withdrawing Member to one or more of the other Members.

Section 4.9   Bankrupt Member. In addition to the restrictions applicable under this **Article 4,** if any Member becomes a Bankrupt Member, the Company shall have the right, but not the obligation, exercisable by notice (the *"Option Notice")* from the Company to the Bankrupt Member (or its representative) at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing it to become a Bankrupt Member, to buy, and on the exercise of this option the Bankrupt Member or its representative shall sell, its Units. In such event, the purchase price shall be determined pursuant to **Section 4.12** and shall be paid to the Bankrupt Member in accordance with the provision of **Section 4.11.** The Company may assign its rights under this **Section 4.9** with respect to a particular Bankrupt Member to one or more of the other Members.

Section 4.10   Death of Member. In the event a Member who is an individual dies, the Company shall have the right, but not the obligation, to redeem such Member's Units. If the

ME1 38762590v.1

Company elects to redeem such Member's Units, the Company shall give written notice to the Member or his duly appointed executor or other personal representative within 60 days of the such Member's death. In such event, the purchase price of the Units for purposes of this **Section 4.10** shall be determined in accordance with **Section 4.12** of this Agreement. The purchase price of such Member's Units shall be paid to the Member or his duly appointed executor or other personal representative, as the case may be, in accordance with the provisions of **Section 4.11.** The Company may assign its rights under this **Section 4.10** with respect to a particular deceased Member to one or more of the other Members.

Section 4.11   Payment Terms.

(a)   Payment for the Units purchased under this **Article 4** shall be in terms as mutually agreed to by the Manager and the Member, or in the case of the death of a Member, his duly authorized executor or personal representative.

Section 4.12   Purchase Price.

(a)   The Purchase Price shall be an amount mutually agreed to by the Manager and the Member, or in the case of the death of a Member, his duly authorized executor or personal representative.

Section 4.13   Proxy. Each Member will authorize the Manager to act for him, her or it in matters related to the Company by proxy by an instrument executed in writing and filed with the Secretary. The authorized proxy may exercise all of the powers conferred by such written instrument unless the instrument shall otherwise provide. No proxy shall be valid for more than the time period from the date of its execution until the date specified therein. In the event the proxy does not specify such a time period, it shall be deemed to be irrevocable. In regards to a Member who has appointed a proxy, any reference in this Agreement or under applicable law to a vote by the Member shall be interpreted as a vote by the Proxy and not the Member, whether or not stated explicitly in this Agreement.

(a)   Limitation on Liability. Proxy shall vote and act on all matters in accordance with their best judgment, but they assume no responsibility with respect to any action taken by them or taken in pursuance of their vote as cast. No Proxy shall incur any responsibility by reason of any error in law, mistake of judgment, or any matter or thing done, suffered, or omitted to be done under this Agreement.

ARTICLE 5

CAPITAL CONTRIBUTIONS

Section 5.1   Members. On the date hereof, the Company and the Members executed and delivered certain documents required by the Manager and pursuant to which such person made or may make initial Capital Contributions to the Company and the Members made or may make such initial Capital Contributions in the aggregate amount set forth in the books and records of the Company in exchange for the Units.

7

Section 5.2   Additional Members.   Each Additional Member shall execute certain documents as required by the Manager, pursuant to which such Additional Member may make the Capital Contribution specified for such Additional Member at the time such Additional Member is admitted as a Member of the Company in accordance with **Article 4** of this Agreement.

Section 5.3   Return of Contribution. Except as specifically provided in this Agreement, a Member is not entitled to demand the return of any part of his Capital Contribution or to interest in respect of either his Capital Account or his Capital Contribution unless approved by the Manager. Neither the Company nor any Member has any obligation to return the Capital Contribution of any Member. No Member shall be entitled to make withdrawals from the Company except to the extent of distributions made pursuant to express provisions of this Agreement. Distributions may be made in cash or in property, or partly in each, but no Member shall have the right to require that a distribution be made other than in cash except as expressly provided otherwise in this Agreement.

ARTICLE 6

ALLOCATION OF NET PROFIT AND LOSS:
ACCOUNTING

Section 6.1   Capital Accounts. A Capital Account shall be maintained for each Member in the manner set forth in **Exhibit B.**

Section 6.2   Allocation of Income and Loss.   After giving effect to the allocations provided for in **Exhibit B,** the Profits and Losses of the Company for each taxable year (or portion thereof) shall be allocated among the Members holding Common Units in a manner such that the portion of the Capital Account of each Member attributable to such Member's holding of Common Units, immediately after making such allocations is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member with respect to such Member's Common Units pursuant to **Section 7.2(b)** if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their respective Gross Asset Values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the asset securing such liability), and the net assets of the Company were distributed in accordance with **Section 7.2(b).**

Section 6.3   Accounting.

(a)   The books of the Company shall be kept on the cash or accrual basis, as determined by the Manager, and in accordance with accounting principles consistently applied.

(b)   The fiscal year of the Company shall end on December 31 of each year.

(c)   All costs and expenses of keeping the books of account and the fees for accounting services shall be deemed and treated as expenses of the Company. The books of account shall be closed and balanced as of the end of each fiscal year, and the net Profit or Loss of the Company determined as herein provided.

Section 6.4   Elections. The Manager may elect pursuant to Section 754 of the Code to adjust the basis of the Company's assets for all Transfers of Interests if such election would benefit any Member or the Company.

Section 6.5   No Deficit Restoration Obligation. Upon liquidation of the Company, no Member shall be required to make any contribution to the capital of the Company to restore any deficit in its Capital Account.

Section 6.6   Tax Matters. Undesert Corporation Investments SPV LLC shall serve as the *"Partnership Representative,"* as defined in Section 6223 of the Code. The Partnership Representative shall (i) prepare and file or cause to be prepared and filed all tax returns and tax filings for the Company and (ii) shall make all elections required or permitted by the Code with respect to the Company's federal income tax returns. The Manager may appoint another Member to serve as the Partnership Representative as deemed necessary, from time to time.

ARTICLE 7

DISTRIBUTION LIMITATIONS AND PRIORITIES

Section 7.1   Limitation on Distributions.   Except as otherwise provided in this Agreement, the Company shall not make any distributions, except to the extent that the Company then has cash available in excess of the amounts required to pay or make provision for all current expenses and all reserves that are considered necessary or appropriate by the Manager.

Section 7.2   Distributions. The Manager, in its sole discretion, will determine the timing, amount and form of any distributions.

(a)   Non-Liquidating Distributions. Subject to the terms and conditions of this Agreement and upon approval of the Manager, the Company shall make distributions to the Common Members as follows:

(i)   First, at the Manager's discretion, to the Common Members, pro rata based on their original unreturned capital contributions;

(ii)   Second, to the Common Members, pro rata based on the number of Common Units held by each such Member.

(b)   Liquidating Distributions. Any distribution made in anticipation of or subsequent to the termination of the Company pursuant to **Article 9** shall be distributed to the Members in the following order of priority:

(i)   First, at the Manager's discretion, to the Common Members, pro rata based on their original unreturned capital contributions;

(ii)   Second, all amounts available for distribution shall be distributed to the Common Members, pro rata based on the number of Common Units held by each such Member.

9

(c)   No Member shall have the right to demand and receive any distribution in any form other than cash.

(d)   Amounts withheld or paid by the Company on behalf of a Member shall, as determined by the Manager, be treated as a pre-payment of the distributions to which such Member is entitled under this **Section 7.2.**

Section 7.3   Treatment of Taxes Withheld.   All amounts withheld or paid by the Company pursuant to the Code and any provision of any state or local tax law with respect to any payment, distribution or allocation to a Member, or any such amount that is paid by the Company solely by reason of the holding of an Interest by any Member, shall be treated as an interest-free loan from the Company to the Member with respect to whom such tax is required to be withheld. The Company shall have the right to apply any amounts otherwise distributable to a Member, or otherwise payable by the Company, to such Member's loans described in the immediately preceding sentence. Each Member agrees to furnish the Company with any information, representations or forms as shall reasonably be requested by the Company to assist it in determining the extent of, or in fulfilling, any withholding obligations it may have. The obligation of a Member to pay the outstanding balance of such Member's loans under this **Section 7.3** shall continue after such Member transfers its Interest in the Company, after a withdrawal by such Member and after the liquidation and termination of the Company.

ARTICLE 8

MANAGEMENT; RIGHTS OF MEMBERS; MEETINGS

Section 8.1   Manager and Designation.   Except as otherwise provided below, the Manager shall be responsible for the day-to-day activities of the Company, subject to the Manager's delegation of such activities to the officers, if any, and the Manager shall have such other powers as are granted in this Agreement. The Manager upon execution of this Agreement is Undesert Corporation. The Manager shall have the right at any time to appoint a successor Manager to succeed it as Manager who shall then be bound by the terms of this Agreement. In the event of the death, incapacitation, dissolution, or voluntary resignation or other termination of the Manager's service as Manager without a successor Manager being appointed, then Nicholas Seet shall appoint the Manager. In the event of the death, incapacitation, or voluntary resignation of Nicholas Seet to appoint a Manager, then the Chief Executive Officer of the Company shall appoint the Manager. If the Company does not have a Chief Executive Officer to appoint a Manager, then the vacancy shall be filled by vote of the Common Members.

Section 8.2   Term of Office.   The Manager shall hold office until the date fixed by this Agreement, until the Manager's successor is selected and qualified, or until the Manager's termination of service for any reason permitted under this Agreement or required by applicable law.

Section 8.3   General Powers of the Manager.   Except to the extent otherwise provided by law or this Agreement and without prejudice to the general powers conferred by or implied by statutory law in the State of Delaware, all of the authority of the Company shall be exercised under the authority of the Manager, including without limitation the following powers:

10

(a) To appoint, and at their discretion, with or without cause, to remove or suspend supporting staff, officers, assistants, supervisors, agents, and employees as the Manager may from time to time consider advisable, and to determine the duties and fix the compensation of all supporting staff, officers, assistants, agents, supervisors, and employees.

(b) To designate a depository or depositories of the funds of the Company and the persons who shall be authorized to sign notes, checks, drafts, contracts, deeds, mortgages, and other instruments on behalf of the Company. In this regard, the Manager shall be authorized to sign notes, checks, drafts, contracts, deeds, mortgages, and other instruments on behalf of the Company.

(c) The business and affairs of the Company shall be managed and conducted by the Manager, who shall have all rights and powers in the direction and control of the business and affairs of the Company in accordance with the Act, except as otherwise specifically delineated herein. Subject to **Section 8.9,** instruments and documents providing for the acquisition, mortgage, or disposition of property of the Company shall be valid and binding upon the Company, if they are executed by the Manager.

Section 8.4   Responsibility of Manager.   The Manager shall conduct the day-to-day operations of the Company, and in furtherance thereof and as provided in Section 8.3, the Manager may delegate to one or more officers the power and authority to act on behalf of the Company with respect to the subject matter of such delegation.

Section 8.5   Officers.   The Manager may, but shall not be required to, appoint one or more persons as officers of the Company to conduct the day-to-day affairs of the Company or to assume other power and authority to act on behalf of the Company. An officer of the Company may, but shall not be required to, be a Manager and/or a Member of the Company. The Manager will have the right to set the compensation of officers and remove and replace an officer then serving with or without cause. Unless otherwise prescribed by the Manager of the Company, the duties of any person elected as President, Secretary, and Treasurer shall be as follows:

(a) President.   The President shall be the Chief Executive Officer of the Company. The President shall preside at any meetings of the Members. The President shall have general and active management responsibility for the business and affairs of the Company and shall implement all orders and resolutions of the Manager. The President shall perform such other duties and have such other authority and powers as the Manager may from time to time prescribe.

(b) Secretary.   The Secretary shall be under the supervision of the President, or in the absence of a President, the Manager. The Secretary shall perform such other duties and have such other authority and powers as the Manager may from time to time prescribe or as the President may from time to time delegate.

(c) Treasurer.   The Treasurer shall have the custody of the funds and securities of the Company, shall keep full and accurate accounts of receipts and disbursements of the Company and shall deposit all funds and other valuables in the name and to the credit of

11

the Company in depositories designated by the Manager. The Treasurer shall disburse the funds of the Company as ordered by the Manager and prepare financial statements as they direct. The Treasurer shall perform such other duties and have such other authority and powers as the Manager may from time to time prescribe or as the President may from time to time delegate.

Section 8.6   Rights of Members.

(a)   Except as otherwise expressly provided in this Agreement, no Member shall be entitled to participate in the control and management of the Company, nor shall any Member have the right to sign for or bind the Company except when acting within the scope of powers properly delegated to it by the Manager.

Section 8.7   Opportunities: Duties.

(a)   The Manager shall act in a manner the Manager believes in good faith to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. Members shall not owe duties, fiduciary or otherwise, or obligations to the Company or other Members except as expressly set forth herein.

Section 8.8   Indemnification.

(a)   As provided herein, the Company will indemnify any person who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding, other than an action by or in the right of the Company, because such person is or was a Member, Manager or officer of the Company or is or was serving at the request of the Company as a manager, director, trustee or officer of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (individually, an *"Indemnified Person"* and collectively *"Indemnified Persons"*). The Company will indemnify an Indemnified Person against expenses, including attorney's fees, judgments, fines and amounts paid in settlement that actually and reasonably were incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in connection with any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent does not create of itself a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in connection with any criminal action or proceeding, a presumption that he had reasonable cause to believe that his conduct was unlawful. Moreover, the Company may indemnify any person who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed civil, criminal or administrative action, suit or proceeding, other than an action by or in the right of the Company, because such person is or was an employee or agent of the Company in the same manner as it is required to indemnify an Indemnified Person pursuant to this **Section 8.8(a).** In no case shall any indemnification be provided under this Agreement to

12

the Indemnified Party by the Company in any action or proceeding brought by or in the name or interest of the Indemnified Party against the Company.

(b)   The Company will indemnify any person who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed civil or investigative action, suit or proceeding by or in the right of the Company to procure a judgment in its favor, because he is or was an Indemnified Person. The Company will indemnify an Indemnified Person against expenses, including attorneys' fees, that were actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of the action, suit or proceeding if such Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that indemnification will not be made in respect of any claim, issue or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for expenses that the court considers proper. The Company may indemnify any person who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by or in the right of the Company, because such person is or was an employee or agent of the Company in the same manner as it is required to indemnify an Indemnified Person pursuant to this **Section 8.8(b).**

(c)   To the extent that a Member, Manager, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in **Section 8.8(a) or (b1** or has been successful in defense of any claim, issue or matter in an action, suit or proceeding referred to in those paragraphs, he will be indemnified against expenses, including attorney's fees, that were actually and reasonably incurred by such person in connection with the action, suit or proceeding.

(d)   (i)   Unless ordered by a court and subject to **Section 8.8(c),** any indemnification under **Section 8.8(a) or (b)** will be made by the Company only as authorized in the specific case, upon a determination that indemnification of the Member, Manager, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct set forth in **Section 8.8(a) or (b).** The determination will be made in any of the following ways:

(A)   By the Manager who was not and is not a party to or threatened to be made a party to the action, suit or proceeding referred to in **Section 8.8(a) or (b);**

(B)   If the Manager so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Company or any Indemnified Person within the past five years;

ME1 38762590v.1

(C)   By the court of common pleas or the court in which the action, suit or proceeding referred to in **Section 8.8(a) or (b)** was brought.

(ii)   Any determination made by the Manager under **Section 8.8 (d)(i)(A)** or by independent legal counsel under **Section 8.8(d)(i)(B)** will be promptly communicated to the person who threatened or brought an action or suit by or in the right of the Company under **Section 8.8(13.1.** Within ten (10) days after receipt of that notification, the person has the right to petition the court of common pleas or the court in which the action or suit was brought to review the reasonableness of the determination.

(e)   The indemnification authorized by this **Section 8.8** is not exclusive of and will be in addition to any other rights granted to those seeking indemnification under this Agreement, any other agreement, the Manager, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions. The indemnification will continue as to a person who has ceased to be a Member, Manager, officer, employee or agent of the Company and will inure to the benefit of such person's heirs, executors, administrators, successors and assigns.

(f)   The Company may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit or self-insurance, for or on behalf of any person who is or was a Member, Manager or officer of the Company. The insurance or similar protection purchased or maintained for those persons may be for any liability asserted against them and incurred by them in any capacity described in this **Article 8** or for any liability arising out of their status as described in this **Article 8,** whether or not the Company would have the power to indemnify them against that liability under this **Article 8.** Insurance may be so purchased from or so maintained with a person in which the Company has a financial interest.

(g)   The authority of the Company to indemnify persons pursuant to **Section 8.8(a) or (b)** does not limit the payment of expenses as they are incurred, in advance of the final disposition of an action, suit or proceeding, or the payment of indemnification, insurance or other protection that may be provided pursuant to **Section 8.8(e) or (f);** provided, however, the Company shall pay any expenses reasonably incurred by an Indemnified Person as they are incurred, upon receipt of an undertaking by such Indemnified Person to repay the Company if such Indemnified Person shall be determined not to be entitled to indemnification pursuant to this **Section 8.8. Section 8.8(a) and (b)** do not create any obligation to repay or return payments made by the Company pursuant to **Section 8.8(e) or (f).**

Section 8.9   Reliance on Acts of the Manager. No financial institution or any other person, firm or corporation dealing with the Manager shall be required to ascertain whether the Manager is acting in accordance with this Agreement, but such financial institution or such other person, firm or corporation shall be protected in relying solely upon the deed, transfer or assurance of, and the execution of such instrument or instruments by the Manager.

14

ARTICLE 9

DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

Section 9.1 Dissolution. The Company shall be dissolved and its affairs wound up on the first to occur of the following:

(a) an entry of a decree of judicial dissolution of the Company under the Act;

(b) the decision of the Manager; or

(c) a sale of substantially all of the assets of the Company.

The Company shall not be dissolved upon the withdrawal or death of a Member.

Section 9.2 Liquidation and Termination. On dissolution of the Company, the Manager shall appoint one or more persons to act as a liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Manager. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the liquidator to minimize any losses resulting from liquidation. The liquidator, as promptly as possible after dissolution and again after final liquidation, shall cause a proper accounting to be made by the Company's accountant of its assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable, and shall apply the proceeds of liquidation as set forth in the remaining sections of this **Article 9**.

Section 9.3 Payment of Debts. The assets shall first be applied to the payment of the liabilities of the Company (including any Member loans or advances that may have been made by Members to the Company) and the expenses of liquidation.

Section 9.4 Remaining Distribution. The remaining assets shall then be distributed to the Members, in accordance with **Section 7.2(b)**. The parties intend that the allocation provisions contained in this Agreement shall produce final Capital Account balances of the Members that will enable liquidating distributions that are made to each Member pursuant to **Section 7.2(b)** to equal such Member's final Capital Account balance, taking into account the provisions of the last sentence of **Section 7.3**. To the extent that the allocation provisions contained in this Agreement fail to produce such final Capital Account balances, (i) such provisions shall be amended by the Manager if and to the extent necessary to produce such result, and (ii) Profits and Losses of the Company for any open years (or items of gross income and deduction of the Company for such open years) shall be reallocated by the Manager among the Members to the extent it is not possible to achieve such result with allocations of Profits or Losses (or items of gross income and deduction) for the current and future years. The liquidator may, in his or its sole and absolute discretion, distribute cash or assets or property in kind, or any combination of cash and assets or property in kind, subject to revaluation and allocation of gain or loss to accounts, to each Member (or his or its legal representative or successor in interest) in connection with the winding-up and liquidation of the Company, and no Member (or his or its legal representative or successor in interest) shall

15

claim any interest whatsoever in any such distribution to another Member so long as the cash and assets or property so distributed are equivalent in value to the value of such Member's Capital Account at such time.

Section 9.5   Reserve.   Notwithstanding anything to the contrary in **Section 9.4,** the liquidator may retain such amount as it deems necessary as a reserve for any contingent liabilities or obligations of the Company, which reserve, after the passage of a reasonable period of time as determined by the liquidator, shall be distributed in accordance with this **Article 9.**

Section 9.6   Final Accounting.   Each of the Members shall be furnished with a statement prepared by the Company's accountant, which shall set forth the assets and liabilities of the Company as of the date of the complete liquidation. Upon compliance by the liquidator with the foregoing distribution plan, the liquidator shall execute and cause to be filed a Certificate of Dissolution and any and all other documents necessary with respect to termination and cancellations of the Company under the Act or under any other statutes governing the Company.

ARTICLE 10

AMENDMENTS

Amendments to this Agreement shall be made only by the Manager. Notice of any changes to this Agreement shall be provided to the Member within ten (10) days of the adoption of the Amendments and shall become effective upon the completion of this notice period.

ARTICLE 11

POWER OF ATTORNEY

Section 11.1   Power.   Each Member irrevocably constitutes and appoints the Manager, and each of them, as its true and lawful attorney in its name, place and stead to make, execute, swear to, acknowledge, deliver and file:

(a)   Any certificates or other instruments which may be required to be filed by the Company under the laws of the State of Delaware or of any other state or jurisdiction in which the Secretary shall deem it advisable; and

(b)   All documents, certificates or other instruments which may be required to effectuate the dissolution and termination of the Company, to the extent such dissolution and termination is authorized hereby.

The power of attorney granted hereby shall not be used in any manner inconsistent with the status of the Company as a limited liability company or inconsistent with the provisions of this Agreement.

Section 11.2   Survival of Power.   It is expressly intended by each Member that the foregoing power of attorney is coupled with an interest and is irrevocable. The foregoing power of attorney shall survive the delivery of an assignment by a Member of its entire interest in the Company, except that when an Assignee of such entire interest has become a Substitute Member,

16

then the foregoing power of attorney of the assignor Member shall survive the delivery of such assignment for the sole purpose of enabling the execution, acknowledgment and filing of any and all instruments necessary to effectuate such substitution.

ARTICLE 12

INVESTMENT REPRESENTATION

(a) The undersigned Members understand (i) that the Units evidenced by this Limited Liability Company Agreement have not been registered under the Securities Act of 1933, the Delaware Securities Act or any other state securities laws (the *"Securities Acts")* because the Company is issuing these Units in reliance upon exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering; (ii) that the Company has relied upon the fact that the Units are to be held by each Member for investment; and (iii) that exemption from registrations under the Securities Acts would not be available if the Units were acquired by a Member with a view to distribution.

(b) Accordingly, each Member hereby warrants and represents to the Company that such Member is acquiring its Units for such own Member's account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any portion of its Units unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933 and under any applicable state securities laws or unless the holder of the Units delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under the Securities Act of 1933 and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member understands that the Company is under no obligation to register the Units or to assist such Member in complying with any exemptions from registration under the Securities Act of 1933 or applicable state securities laws if such Member should at a later date wish to dispose of the Units. Furthermore, each Member realizes that the Units are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless such Member is not an "Affiliate" of the Company, and the Units have been beneficially owned and fully paid for by such Member for at least three (3) years, and the Manager approves of such disposition.

ARTICLE 13

INITIAL PUBLIC OFFERING

Steps to Consummate the Offering. If the Manager approves an initial public offering and sale of common units of the Company pursuant to an effective registration statement under the Securities Act of 1933 or any successor law or an effective qualification under Regulation A under such Act or successor law (a "Public Offering"), the Members shall take all necessary actions to consummate the Public Offering.

ARTICLE 14

MISCELLANEOUS

Section 14.1 Method of Giving Consent. Any consent of a Member required by this Agreement may be given by a written consent given by the consenting Member and received by the Person soliciting such consent.

Section 14.2 Governing Law. The Company, this Agreement and the rights and duties of the Members, the officers and the Manager shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 14.3 Agreement for Further Execution. At any time or from time to time, upon the request of the Manager, each Member agrees to sign and swear to any certificate, any amendment to or cancellation of such certificate, acknowledge similar certificates or affidavits or certificates of fictitious firm name or the like (and any amendments or cancellations thereof) required by the laws of the State of Delaware, or any other jurisdiction in which the Company does, or proposes to do, business..

Section 14.4 Entire Agreement. This Agreement contains the entire understanding between the parties and supersedes any prior understanding or agreements between them respecting the within subject matters. There are no representations, agreements, arrangements or understandings, oral or written, between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

Section 14.5 Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations of the jurisdictions in which the Company does business. If any provision of this Agreement, or the application thereof to any Person or circumstance, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

Section 14.6 Notices. Notices to Members or to the Company shall be deemed to have been given when personally delivered or mailed, by prepaid registered or certified mail, addressed as set forth in this Agreement, unless a notice of change of address has previously been given in writing by the addressee to the addressor, in which case such notice shall be addressed to the address set forth in such notice of change of address.

Section 14.7 Counterparts. This Agreement may be executed in multiple counterparts, each one of which shall constitute an original executed copy of this Agreement.

Section 14.8 Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons may require.

Section 14.9 Non-waiver of Remedies. The failure or neglect of a party to enforce any remedy available by reason of the failure of another party to observe or perform a term or condition set forth in this Agreement will not constitute a waiver of the term or condition. A waiver by a party (i) must be in writing, (ii) will not affect any term or condition other than the one specified in the waiver, and (iii) will waive a specified term or condition only for the time and in a manner specifically stated in the waiver.

Section 14.10 <u>Acknowledgment</u>.   Each Member has read this Agreement and acknowledges that: (a) the Member has been advised that a conflict may exist between his, her, or its interests, the interests of the other Members, and the interests of the Company; (b) this Agreement may have significant legal, financial, and tax consequences to the Member; (c) the Member has been advised to seek and has sought, or has had the opportunity to seek, the advice of independent legal, financial, and tax counsel and advisors regarding such consequences; and (d) counsel for the Company has made no representations to the Member regarding such consequences.

[signature page follows]

ME1 38762590v.1

IN WITNESS WHEREOF, the Members have hereunto set their hands as of the day and year first above written.

MEMBERS:

_____

ME1 38762590v.1

<u>EXHIBIT A</u>

Whenever used in this Agreement the following terms shall have the meanings respectively assigned to them in this **Exhibit A** unless otherwise expressly provided herein or unless the context otherwise requires:

Act: means the Limited Liability Company Act of Delaware, Chapter 18 *et seq.,* and all amendments to the Act, as in effect from time to time in the State of Delaware.

Additional Member: means any Person (other than the Members) admitted as a Member of the Company in accordance with **Section 5.2** hereof after the date of original execution of this Agreement.

Adjusted Capital Account Balance: means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant fiscal year after crediting such Capital Account for any amounts the Member is obligated to restore, or is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Income Tax Regulations, and debiting such Capital Account for the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.740-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Income Tax Regulations. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Income Tax Regulations and shall be interpreted consistently therewith.

Affiliate: means, when used with reference to a specified Person, (i) any Person who directly or indirectly, controls or is controlled by, or is under common control with the specified Person; (ii) any Person who is an officer, director, employee, trustee, or partner of, or serves in a similar capacity with respect to the specified Person, or of which the specified Person is an officer, director, employee, trustee or partner, or with respect to which the specified Person serves in a similar capacity; (iii) any Person who, directly or indirectly, is the beneficial owner of ten percent (10%) or more of any class of equity securities or partnership or limited liability company interests of, or otherwise has a substantial beneficial interest in, the specified Person as of the date of this Agreement or of which the specified Person is directly or indirectly the owner of ten percent (10%) or more of any class of equity securities or partnership or limited liability company interests or in which the specified Person has a substantial beneficial interest; and (iv) any family member of the specified Person.

Agreed Value: has the meaning given to the term in **Section 4.12** of this Agreement.

Agreement: means this Limited Liability Company Agreement of the Company as amended or restated from time to time.

Assignee: means a Person who has acquired a Unit, but who is not a Substitute Member.

Bankrupt Member: means any Member (a) that (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) become the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceeding; (iv) files a petition or answer seeking for the Member a reorganization, arrangement, composition,

21

readjustment, liquidation, dissolution or similar relief under any law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the Member's or of all or any substantial part of the Member's properties for a reason other than estate planning; or (b) against which a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced that has not been dismissed within ninety (90) days after the commencement thereof or with respect to which, without the Member's consent or acquiescence, an appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of the Member's properties has been made that has not been vacated or stayed within sixty (60) days after it was made or with respect to which ninety (90) days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

Capital Account: means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(i)   To each Member's Capital Account there will be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated to such Member pursuant to **Part A** of **Exhibit B** to this Agreement, and the amount of any Company liabilities assumed by such Member or which are secured by assets distributed to such Member.

(ii)   To each Member's Capital Account there will be debited the amount of cash and the Gross Asset Value of any assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated to such Member pursuant to **Part A** of **Exhibit B** to this Agreement, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii)   In the event all or a portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee will succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

(iv)   In determining the amount of any liability for purposes of clauses (i) and (ii) above, there will be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and will be interpreted and applied in a manner consistent with such Regulations. In the event the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed assets or which are assumed by the Company or Members), are computed in order to comply with such Regulations, the Manager may make such

ME1 38762590v.1

modification. The Managers also will (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement or Exhibit B to this Agreement not to comply with Regulations Section 1.704-1(b).

Capital Contribution: means, as to a Member, the amount in cash or the Gross Asset Value of Contributed Property contributed or deemed contributed by that Member (or its original predecessor in interest) to the capital of the Company (whether on the date of this Agreement or subsequent hereto) for such Member's interest in the Company.

Code: means the Internal Revenue Code of 1986, as amended.

Company: means Undesert Corporation Investments SPV LLC, a Delaware limited liability company.

Contributed Property: means each Member's interest in property or other consideration (excluding services and cash) contributed to the capital of the Company by such Member.

Interest: means a Member's entire ownership interest in the Company represented by one or more Units, including any and all benefits to which the holder of such an Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

IRS: means the Internal Revenue Service.

Member: means any Person who (i) is referred to in the first paragraph of this Agreement or has become a Member pursuant to the terms of this Agreement including a Common Member, and (ii) has not ceased to be a Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution and transfer provisions of **Exhibit B** and **Articles 6, 7** and **9,** a Member shall also be deemed to include an Assignee or transferee of a Unit who has not yet been admitted to the Company as a Member. *"Members"* means all such Persons.

Par Value: means the agreed value of each Common Unit as of the Effective Date, which is declared to be zero.

Person: has the meaning given that term in the Act.

Profits and Losses: mean for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments:

23

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses will be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1 (b)(2)(iv)(1), and not otherwise taken into account in computing Profits or Losses will be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company asset is adjusted, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv)   Gain or loss resulting from any disposition of assets with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the assets disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for such fiscal year or other period; and

(vi)   Notwithstanding any other provision of this definition, no items which are specially allocated pursuant to **Part A** of **Exhibit B** of this Agreement will be taken into account in computing Profits or Losses.

Regulations: means the Income Tax Regulations promulgated under the Code as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Securities Acts: has the meaning given to that term in **Article 12** hereof.

Transfer: means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, assignment or other disposition by a Member and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, assign or otherwise dispose of a Member's Interests or Units.

Unit: means a unit of ownership interest in the Company and shall represent an undivided interest in the holder's Capital Account balance. There is one (1) class of Units, the Common Units.

ME1 38762590v.1

For purposes of interpreting and implementing **Article 6** of the Limited Liability Company Agreement (the *"Agreement")* of Undesert Corporation Investments SPV LLC, the following rules shall apply and shall be treated as part of the terms of the Agreement:

A.   Special Allocation Provisions.

1.   To the extent the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

2.   If during any taxable year of the Company there is a change in any Member's Interest, each Member's distributive share of any item of Company income, gain, loss, deduction or credit for such year shall be determined in accordance with Section 706(d) of the Code. Items of ordinary income and deduction and credits shall be considered to have been earned as of the date it is actually earned up to the date of transfer and not ratably over the fiscal year of the Company, and items of gain or loss arising from the disposition of assets shall be taken into account as of the date of any such disposition.

3.   Notwithstanding any other provision of the Agreement, to the extent required by law, income, gain, loss and deduction attributable to property contributed to the Company by a Member, or revalued by the Company, shall be shared among the Members so as to take into account any variation between the basis of the property and the Gross Asset Value of the property at the time of contribution or revaluation in accordance with the requirements of Section 704(c) of the Code and the applicable regulations thereunder.

4.   Notwithstanding any provision of the Agreement to the contrary, any payments in the nature of fees made to a Member shall be treated as payments described in Section 707(a) or Section 707(c) of the Code, and not as distributions to such Member. In the event that any such payment is re-characterized, in whole or in part, by the IRS as a distribution, and the IRS disallows the deduction for the amount of such payment, the resulting increment in the Company's gross income shall be allocated for income tax purposes only (and not for Capital Account purposes) solely to the Member that received such payment.

5.   (a)   Notwithstanding any provision of the Agreement to the contrary and subject to the exceptions set forth in Section 1.704-2(f)(2)-(5) of the Regulations, if there is a net decrease in Partnership Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain determined in accordance with Section 1.704-2(g)(2) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereof The items to be so allocated shall be determined

25

in accordance with Section 1.704-2(f) of the Regulations. This **paragraph 5(a)** is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b) Notwithstanding any provision of the Agreement to the contrary, except **paragraph 5(a)** of this Exhibit and subject to the exceptions set forth in Section 1.704-2(i)(4) of the Regulations, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Company fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) of the Regulations. This **paragraph 5(b)** is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

6. Notwithstanding any provision of the Agreement to the contrary, in the event any Members unexpectedly receive any adjustments, allocations or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate the deficits in their Adjusted Capital Account Balances created by such adjustments, allocations or distributions as quickly as possible, provided that an allocation pursuant to this **Section A.6** shall be made only if and to the extent that such Member would have a negative Adjusted Capital Account Balance after all other allocations provided for in this **Section A** have been tentatively made as if this **Section A.6** were not in this **Exhibit B.**

7. No loss shall be allocated to any Member to the extent that such allocation would result in a deficit in its Adjusted Capital Account Balance while any other Member continues to have a positive Adjusted Capital Account Balance; in such event losses shall first be allocated to any Members with positive Adjusted Capital Account Balances, and in proportion to such balances, to the extent necessary to reduce their positive Adjusted Capital Account Balances to zero.

8. Any special allocations of items pursuant to **Sections 5, 6, 7, 9** and **10** of this **Part A** shall be taken into account in computing subsequent allocations so that the net amount of any items so allocated and the profits, losses and all other items allocated to each such Member pursuant to **Article 6** of the Agreement shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of **Article 6** of the Agreement if such special allocations had not occurred.

9. Notwithstanding any provision of the Agreement to the contrary, Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Members holding Common Units, pro rata based on the number of Common Units held by each.

10. Notwithstanding any provision of the Agreement to the contrary, any Member Nonrecourse Deduction for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.7042(i) of the Regulations.

B. Code Section 704(c) and Other Tax Allocations.

1. Except as otherwise provided herein, all items of Company income, gain, deduction, loss and any other allocations (including allocations of credits) for income tax purposes shall be allocated among the Members in the same proportion as they share in the Profits and Losses.

2. Income, gain, loss or deductions of the Company shall, solely for income tax purposes, be allocated among the Members in accordance with Section 704(c) of the Code and the Regulations promulgated thereunder, so as to take account of any difference between the adjusted basis of the assets of the Company and their respective Gross Asset Values in accordance with the method chosen by the Manager.

3. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of the Agreement.

C. Definitions. For the purposes of this Exhibit, the following terms shall have the meanings indicated unless the context clearly indicates otherwise:

"Depreciation" shall mean, with respect to any fiscal year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for Federal income tax purposes, except that if the Gross Asset Value of the asset differs from its adjusted tax basis, Depreciation shall be determined in accordance with the method of allocation under Section 704(c) of the Code chosen by the Members pursuant to **Section 2** of **Part B** of this **Exhibit B.**

"Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except that (i) the Gross Asset Value of any asset contributed to the Company shall be its gross fair market value (as determined by the Manager) at the time such asset is contributed or deemed contributed for purposes of computing Capital Accounts, (ii) upon a contribution of money or other property to the Company by a new or existing Member as consideration for an interest in the Company and upon a distribution of money or other property to a retiring or continuing Member as consideration for an interest in the Company (including, without limitation, in a liquidation of such Member's Interest or in the Company or in liquidation of the Company), the Gross Asset Value of all of the assets of the Company shall be adjusted to equal their respective gross fair market values (as determined by the Manager), (iii) the Gross Asset Value of any asset distributed in kind to any Member shall be the gross fair market value of such asset (as determined by the Manager) on the date of such distribution, and (iv) the Gross Asset Value of any asset determined pursuant to clauses (i) and (ii) above shall thereafter be adjusted from time to time by the Depreciation taken into account with respect to such asset for purposes of determining items of deduction allocated to the Members' Capital Accounts.

27

"Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Partnership Minimum Gain during the fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Partnership Minimum Gain, determined according to the provisions of Section 1.704-2(c) and (d) of the Regulations.

"Nonrecourse Liability" shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

"Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability determined in accordance with Section 1.704-2(i) of the Regulations.

"Partner Nonrecourse Debt" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

"Partner Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations. The amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt during the fiscal year over the aggregate amount of any distributions during the fiscal year to the Member that bears the economic risk of loss for such Partner Nonrecourse Debt to the extent such distributions are from the proceeds of such Partner Nonrecourse Debt and are allocable to an increase in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.7042(i)(2) of the Regulations.

"Partnership Minimum Gain" shall have the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

For purposes of this Exhibit, all other capitalized terms will have the same definition as in the Agreement.

ME1 38762590v.1